June 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Dragonfly Energy Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-272401)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on June 15, 2023, or as soon thereafter as is practicable.

Please call Steven Skolnick of Lowenstein Sandler LLP at 973-597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

Dragonfly Energy Holdings Corp.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer